

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 4, 2009

Mr. Ian J. Harvie
Vice President and Chief Executive Officer
C&D Technologies, Inc.
1400 Union Meeting Road
Blue Bell, PA 19422

   Re: **C&D Technologies, Inc.**
      Form 10-K for Fiscal Year Ended January 31, 2009
      Filed on April 16, 2009
      File No. 001-09389

Dear Mr. Harvie:

   We have reviewed your filings and have the following comment. Where indicated, we think you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2009
Sales, Installation and Servicing, page 5

1.   We note your response to prior comment 1 that you will describe your customers that accounted for over 10% of your net sales if "the loss of such customers would be deemed to have a material adverse effect on you and your subsidiaries." Further, you disclose in note 9 on page F-34 of your Form 10-K that "[o]ne customer of the Company accounted for 17.4%, 14.3%, and 14.7% of the Company's consolidated net sales for the years ended January 31, 2009, 2008 and 2007, respectively." It is unclear how you believe a loss of this customer would not have a material adverse effect on you and your subsidiaries. Please provide us your analysis or tell us when you will name this customer.

*****

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

        You may contact Jong Hwang at (202) 551-3327 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at (202) 551-3602 or me at (202) 551-3637 with any other questions.

Sincerely,

Jay Mumford
Senior Attorney